Filed by BlackRock Massachusetts Tax-Exempt Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: BlackRock MuniYield Quality Fund, Inc. File No. 333-248768 Date: November 20, 2020 November 2020 Proposed BlackRock State and National Municipal Fund Reorganizations The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy- direct.com/blk-31540 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-866-767-8867.Filed by BlackRock Massachusetts Tax-Exempt Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: BlackRock MuniYield Quality Fund, Inc. File No. 333-248768 Date: November 20, 2020 November 2020 Proposed BlackRock State and National Municipal Fund Reorganizations The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy- direct.com/blk-31540 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-866-767-8867.

Executive Summary The purpose of this presentation is to review the proposed reorganizations of certain BlackRock national and state municipal closed-end funds, which were approved by the Board in June 2020 – If approved by fund shareholders, the reorganizations would result in four combinations of funds with similar investment objectives and policies that seek to achieve certain economies of scale and other operational efficiencies – Refer to Appendix A for the list of funds in each reorganization Each reorganization is intended to result in the following potential benefits to fund shareholders: – Lower net total expenses per common share for both target and survivor funds (refer to slide 4) – Improved net earnings which enhances distribution stability and may lead to higher distribution yield longer term – Improved secondary market trading (potential discount narrowing, greater secondary market liquidity, lower transaction costs) – Operating and administrative efficiencies for the combined fund, including potential for the following: • Greater investment flexibility and investment options • The ability to trade portfolio securities in larger positions and more favorable transaction terms • Additional sources of leverage or more competitive leverage terms and more favorable transaction terms • Additional research coverage – Higher after tax yield for common shareholders of state municipal funds due to the ability to invest in higher yielding areas of the market combined with expense savings and other scale-related benefits In order for each fund reorganization to pass, both preferred and common shareholder approvals are required 2 CONFIDENTIAL – DO NOT CIRCULATEExecutive Summary The purpose of this presentation is to review the proposed reorganizations of certain BlackRock national and state municipal closed-end funds, which were approved by the Board in June 2020 – If approved by fund shareholders, the reorganizations would result in four combinations of funds with similar investment objectives and policies that seek to achieve certain economies of scale and other operational efficiencies – Refer to Appendix A for the list of funds in each reorganization Each reorganization is intended to result in the following potential benefits to fund shareholders: – Lower net total expenses per common share for both target and survivor funds (refer to slide 4) – Improved net earnings which enhances distribution stability and may lead to higher distribution yield longer term – Improved secondary market trading (potential discount narrowing, greater secondary market liquidity, lower transaction costs) – Operating and administrative efficiencies for the combined fund, including potential for the following: • Greater investment flexibility and investment options • The ability to trade portfolio securities in larger positions and more favorable transaction terms • Additional sources of leverage or more competitive leverage terms and more favorable transaction terms • Additional research coverage – Higher after tax yield for common shareholders of state municipal funds due to the ability to invest in higher yielding areas of the market combined with expense savings and other scale-related benefits In order for each fund reorganization to pass, both preferred and common shareholder approvals are required 2 CONFIDENTIAL – DO NOT CIRCULATE

Executive Summary (continued) In addition, if consummated, the combined reorganizations would result in a decrease of $1,066,883 in the investment advisory fees charged and a decrease in other operating expenses 1 (including custody, legal, accounting and audit fees) of $3,393,004 Reorganization Decrease in Investment Advisory Fees Decrease in Other Operating Expenses $587,195 $1,494,321 National Muni Reorganization “A” $284,495 $748,872 National Muni Reorganization “B” National Muni Reorganization “C” $31,662 $776,129 New York Muni Reorganization $163,531 $373,682 . 1 Based on a pro forma basis for the twelve months ended August 31, 2020 3 CONFIDENTIAL – DO NOT CIRCULATEExecutive Summary (continued) In addition, if consummated, the combined reorganizations would result in a decrease of $1,066,883 in the investment advisory fees charged and a decrease in other operating expenses 1 (including custody, legal, accounting and audit fees) of $3,393,004 Reorganization Decrease in Investment Advisory Fees Decrease in Other Operating Expenses $587,195 $1,494,321 National Muni Reorganization “A” $284,495 $748,872 National Muni Reorganization “B” National Muni Reorganization “C” $31,662 $776,129 New York Muni Reorganization $163,531 $373,682 . 1 Based on a pro forma basis for the twelve months ended August 31, 2020 3 CONFIDENTIAL – DO NOT CIRCULATE

Summary Statistics National Muni Reorganization “A” Combined (MQY) BZM MHE MZA MYF MEN MQY $1,185.3 million $31.5 million $32.4 million $67.8 million $196.9 million $362.2 million $499.8 million Net Assets Premium / Discount -2.15% -8.00% -3.22% -1.57% -6.55% -6.80% -2.15% 1, 2 3 Net Expense Ratio 0.86% 1.98% 1.52% 1.19% 1.23% 0.96% 0.92% Expense Savings - -1.12% -0.66% -0.33% -0.37% -0.10% -0.06% National Muni Reorganization “B” Combined (MHD) BAF BBK MUH MUS MHD Net Assets $898.8 million $133.5 million $172.8 million $177.4 million $181.0 million $238.7 million -7.56% -5.70% -6.27% -5.37% -8.56% -7.56% Premium / Discount 1, 2 0.95% 1.17% 1.14% 1.07% 1.03% 0.99% Net Expense Ratio Expense Savings - -0.22% -0.19% -0.12% -0.08% -0.04% National Muni Reorganization “C” Combined (BLE) BSD MFT BBF BLE $712.8 million $104.5 million $119.9 million $142.9 million $348.3 million Net Assets 0.27% -5.73% -2.90% -6.80% 0.27% Premium / Discount 1, 2 Net Expense Ratio 0.96% 1.29% 1.09% 1.14% 1.02% Expense Savings - -0.33% -0.13% -0.18% -0.06% New York Muni Reorganization Combined (BNY) BFY BSE BNY Net Assets $365.3 million $77.0 million $97.6 million $193.6 million -8.04% -9.10% -10.96% -8.04% Premium / Discount 1, 2 1.00% 1.24% 1.18% 1.17% Net Expense Ratio Expense Savings - -0.24% -0.18% -0.17% . As of 8/31/20 unless otherwise noted, include Voluntary waivers as applicable, (1) On a pro forma basis for the twelve months ended August 31, 2020, (2) Excluding investment related expenses, (3) Prior to June 1, 2020, the Investment Advisor voluntarily agreed to waive a portion of the investment advisory fees or other expenses of BZM equal to an annual rate of 0.05% of BZM’s average weekly managed assets CONFIDENTIAL – DO NOT CIRCULATE 4Summary Statistics National Muni Reorganization “A” Combined (MQY) BZM MHE MZA MYF MEN MQY $1,185.3 million $31.5 million $32.4 million $67.8 million $196.9 million $362.2 million $499.8 million Net Assets Premium / Discount -2.15% -8.00% -3.22% -1.57% -6.55% -6.80% -2.15% 1, 2 3 Net Expense Ratio 0.86% 1.98% 1.52% 1.19% 1.23% 0.96% 0.92% Expense Savings - -1.12% -0.66% -0.33% -0.37% -0.10% -0.06% National Muni Reorganization “B” Combined (MHD) BAF BBK MUH MUS MHD Net Assets $898.8 million $133.5 million $172.8 million $177.4 million $181.0 million $238.7 million -7.56% -5.70% -6.27% -5.37% -8.56% -7.56% Premium / Discount 1, 2 0.95% 1.17% 1.14% 1.07% 1.03% 0.99% Net Expense Ratio Expense Savings - -0.22% -0.19% -0.12% -0.08% -0.04% National Muni Reorganization “C” Combined (BLE) BSD MFT BBF BLE $712.8 million $104.5 million $119.9 million $142.9 million $348.3 million Net Assets 0.27% -5.73% -2.90% -6.80% 0.27% Premium / Discount 1, 2 Net Expense Ratio 0.96% 1.29% 1.09% 1.14% 1.02% Expense Savings - -0.33% -0.13% -0.18% -0.06% New York Muni Reorganization Combined (BNY) BFY BSE BNY Net Assets $365.3 million $77.0 million $97.6 million $193.6 million -8.04% -9.10% -10.96% -8.04% Premium / Discount 1, 2 1.00% 1.24% 1.18% 1.17% Net Expense Ratio Expense Savings - -0.24% -0.18% -0.17% . As of 8/31/20 unless otherwise noted, include Voluntary waivers as applicable, (1) On a pro forma basis for the twelve months ended August 31, 2020, (2) Excluding investment related expenses, (3) Prior to June 1, 2020, the Investment Advisor voluntarily agreed to waive a portion of the investment advisory fees or other expenses of BZM equal to an annual rate of 0.05% of BZM’s average weekly managed assets CONFIDENTIAL – DO NOT CIRCULATE 4

Appendix AAppendix A

Reorganizations Target Funds Surviving Fund National muni reorganization “A” Maryland Municipal Bond (BZM) Massachusetts Tax-Exempt Trust (MHE) MuniYield Quality (MQY) MuniYield Arizona (MZA) MuniYield Investment Fund (MYF) MuniEnhanced Fund (MEN) National muni reorganization “B” Municipal Income Investment Quality Trust (BAF) Municipal Bond Trust (BBK) MuniHoldings Fund (MHD) MuniHoldings Fund II (MUH) MuniHoldings Quality Fund (MUS) National muni reorganization “C” Strategic Municipal Trust (BSD) MuniYield Investment Quality Fund (MFT) Municipal Income Trust II (BLE) Municipal Income Investment Trust (BBF) New York muni reorganization New York Municipal Income Trust II (BFY) New York Municipal Income Trust (BNY) New York Municipal Income Quality Trust (BSE) 6Reorganizations Target Funds Surviving Fund National muni reorganization “A” Maryland Municipal Bond (BZM) Massachusetts Tax-Exempt Trust (MHE) MuniYield Quality (MQY) MuniYield Arizona (MZA) MuniYield Investment Fund (MYF) MuniEnhanced Fund (MEN) National muni reorganization “B” Municipal Income Investment Quality Trust (BAF) Municipal Bond Trust (BBK) MuniHoldings Fund (MHD) MuniHoldings Fund II (MUH) MuniHoldings Quality Fund (MUS) National muni reorganization “C” Strategic Municipal Trust (BSD) MuniYield Investment Quality Fund (MFT) Municipal Income Trust II (BLE) Municipal Income Investment Trust (BBF) New York muni reorganization New York Municipal Income Trust II (BFY) New York Municipal Income Trust (BNY) New York Municipal Income Quality Trust (BSE) 6